

Mail Stop 4631

January 4, 2018

Drew M. Kelley
Interim Chief Executive Officer
ARC Group Worldwide Inc.
810 Flightline Blvd.
Deland, FL 32724

      **Re: ARC Group Worldwide Inc.
              Registration Statement on Form S-1
              Filed December 8, 2017
              File No. 333-221067
              Form 10-K for Fiscal Year Ended June 30, 2017
              File No. 001-33400**

Dear Mr. Kelley:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1. Please ensure that the registration statement is printed in type that is at least as large as 10-point font. Please see Rule 420 of the Securities Act.

2. Please fill in all blanks for information not omitted in reliance on Rule 430A of the Securities Act.

Material U.S. Federal Income Tax Consequences, page 35

3. We note your belief that the receipt of subscription rights pursuant to the rights offering should not be treated as a taxable distribution for U.S. federal income tax purposes and that a holder will not recognize any gain or loss on exercise of these rights. A tax opinion must be filed whenever the tax consequences of a transaction are material to an investor and a representation as to tax consequences is set forth in the filing. Please file a tax opinion as an exhibit to the filing or provide us your analysis why the tax consequences of the receipt and exercise of subscription rights are not material to an investor and therefore no tax opinion is required to be filed. Please see Item 601(b)(8) of Regulation S-K and Section III.A of Staff Legal Bulletin 19.

Incorporation of Certain Information By Reference, page 40

4. Please revise this section to incorporate the Form 8-K filed on November 30, 2017.

Exhibit Index

5. We note you indicate that a number of your exhibits are to be filed by amendment. Please file all required exhibits as promptly as possible.

Form 10-K for the Year Ended June 30, 2017

Consolidated Statements of Cash Flows, Page 45

6. Please revise future periodic filings to comply with the reporting requirements of ASC 205-20-50-5B regarding the presentation of the cash flows of your discontinued operations.

Item 9A – Controls and Procedures, Page 69

7. We note your current disclosure identifies the existence of material weaknesses, but does not disclose management's conclusion on the effectiveness of internal controls. Please amend your filing to conclude on the effectiveness of your internal control over financial reporting as of June 30, 2017, as required by Item 308(a)(3) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact SiSi Cheng, Staff Accountant, at (202) 551-5004 or Melinda Hooker, Staff Accountant, at (202) 551-3732 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff Attorney, at (202) 551-7844 or me at (202) 551-3765 with any other questions.

Sincerely,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director
Office of Manufacturing and
Construction

cc: Travis L. Gering, Esq.